SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification


     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: KLT Inc., a subsidiary of Great
Plains Energy Incorporated, a registered holding company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", "promissory note"):

     KLT Inc., as principal, and Great Plains Energy
     Incorporated, as surety, have issued a certain appeal bond in favor of Mprove, Inc., in the amount of $800,000.00, in connection with the appeal by KLT Inc.
     of a judgment entered against it in favor of Mprove, Inc. in the Circuit Court of Jackson County, Missouri.

2.   Issue, renewal or guaranty:

     Issue.

3.   Principal amount of each security:

     The appeal bond is in the amount of $800,000.

4.   Rate of interest per annum of each security:

     Not applicable.

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5.   Date of issue, renewal or guaranty of each security:

     May 17, 2002.

6.   If renewal of security, give date of original issue:

     Not applicable.

7.   Date of maturity of each security:

     The appeal bond has no specified termination date.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     Mprove, Inc.

9.   Collateral given with each security:

     Great Plains Energy Incorporated is surety on the appeal bond.

10.  Consideration given for each security:

     The appeal bond is required for a stay of execution during the appeal by KLT Inc. of the judgment.

11.  Application of proceeds of each security:

     Financing the existing business of KLT Inc.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been

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     outstanding, shall be considered as maturing in not more
     than nine months for purposes of the exemption from Section
     6(a) of the Act granted by the first sentence of Section
     6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b).

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                                   KLT Inc.

                                   By: /s/ John J. Grossi
                                   John J. Grossi
                                   Chief Financial Officer


Dated: May 31, 2002.